United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

August 2004

Valley of the Rio Doce Company

(Translation of Registrant’s name into English)

Avenida Graça Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F   X    Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes                       No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes                       No    X

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes                       No   X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-                    .)

Explanatory Note

This report on Form 6-K/A amends and restates in its entirety the Company’s report on Form 6-K filed on May 17, 2004 (the “Original 6-K”). The Company has restated its US GAAP financial statements for the first quarter of 2004 for the reasons described in Note 5 to the financial statements included as a part of this report on Form 6-K/A. The Company’s Brazilian GAAP financial statements are not affected by the restatement. The US GAAP earnings release included in the Original 6-K has not been revised to reflect the restatement, and should be disregarded. In addition, this report on Form 6-K/A does not purport to provide an update or a discussion of any other developments subsequent to May 17, 2004. For a discussion of events after that date, you should consult the Company’s reports on Form 6-K filed subsequent to May 17, 2004.

Explanatory Note
Financial Statements
Signatures

COMPANHIA VALE DO RIO DOCE
INDEX TO CONDENSED CONSOLIDATED FINANCIAL INFORMATION

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Companhia Vale do Rio Doce:

We have reviewed the accompanying unaudited condensed consolidated balance sheet of Companhia Vale do Rio Doce and subsidiaries as of March 31, 2004, and the unaudited condensed consolidated statements of income, of cash flows and of changes in stockholders’ equity for the three-month periods ended March 31, 2004 and 2003 and December 31, 2003. This interim financial information is the responsibility of the Company’s management. The unaudited financial information of certain affiliates, the equity in earnings which total US$ 10 million and US$ 24 million for the three-month periods ended March 31 and December 31, 2003, respectively, and that of certain subsidiaries, which statements reflect total revenues of US$ 34 million and US$ 114 million for the three-month periods ended March 31 and December 31, 2003, respectively, were reviewed by other independent accountants whose reports thereon have been furnished to us.

We conducted our reviews in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews and the reports of the other auditors, we are not aware of any material modifications that should be made to the condensed consolidated interim financial information referred to above for them to be in conformity with accounting principles generally accepted in the United States of America.

We previously audited in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Companhia Vale do Rio Doce and subsidiaries as of December 31, 2003, and the related consolidated statements of income, of changes in stockholders’ equity, and cash flows for the year then ended (not presented herein) and in our report dated February 20, 2004, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2003 is fairly stated in all material respects in relation to the consolidated balance sheet from which it has been derived.

As discussed in Note 4 to the financial statements, the Company changed its method of accounting for asset retirement obligations, as from January 1, 2003 and, as discussed in Note 5 to the financial statements, the Company also changed its accounting policy for consolidation of variable interest entities as from January 1, 2004.

PricewaterhouseCoopers
Auditores Independentes

Rio de Janeiro, Brazil
May 7, 2004, except for note 5
which is as of August 5, 2004

Condensed Consolidated Balance Sheets
Expressed in millions of United States dollars

	March
	31, 2004	December 31,
	Restated	2003
	(unaudited)
Assets
Current assets
Cash and cash equivalents	1,083	585
Accounts receivable
Related parties	113	115
Unrelated parties	711	703
Loans and advances to related parties	14	56
Inventories	574	505
Deferred income tax	145	91
Others	477	419

	3,117	2,474

Property, plant and equipment, net	7,017	6,484
Investments in affiliated companies and joint ventures and other investments, net of provision for losses on equity investments	954	1,034
Other assets
Goodwill on acquisition of subsidiaries	448	451
Loans and advances
Related parties	40	40
Unrelated parties	66	68
Prepaid pension cost	78	82
Deferred income tax	344	234
Judicial deposits	428	407
Unrealized gain on derivative instruments	1	5
Others	169	155

	1,574	1,442

TOTAL	12,662	11,434

Condensed Consolidated Balance Sheets
Expressed in millions of United States dollars
(Except number of shares)

(Continued)

	March
	31, 2004	December
	Restated	31, 2003
	(unaudited)
Liabilities and stockholders’ equity
Current liabilities
Suppliers	452	482
Payroll and related charges	109	78
Interest attributed to stockholders	276	118
Current portion of long-term debt — unrelated parties	844	1,009
Short-term debt	171	129
Loans from related parties	50	119
Others	399	318

	2,301	2,253

Long-term liabilities
Employees post-retirement benefits	199	198
Long-term debt — unrelated parties	3,458	2,767
Loans from related parties	3	4
Provisions for contingencies (Note 10)	655	635
Unrealized loss on derivative instruments	164	96
Others	319	268

	4,798	3,968

Minority interests	464	329

Stockholders’ equity
Preferred class A stock - 600,000,000 no-par-value shares authorized and 138,575,913 issued	1,055	1,055
Common stock - 300,000,000 no-par-value shares authorized and 249,983,143 issued	1,902	1,902
Treasury stock - 4,183 (2003 - 4,183) preferred and 4,715,170 common shares	(88)	(88)
Additional paid-in capital	498	498
Other cumulative comprehensive income	(4,403)	(4,375)
Appropriated retained earnings	3,034	3,035
Unappropriated retained earnings	3,101	2,857

	5,099	4,884

TOTAL	12,662	11,434

See notes to condensed consolidated financial information.

Condensed Consolidated Statements of Income
Expressed in millions of United States dollars (Unaudited)
(except number of shares and per-share amounts)

	Three months ended
	March
	31, 2004	March	December
	Restated	31, 2003	31, 2003
Operating revenues, net of discounts, returns and allowances
Sales of ores and metals
Iron ore and pellets	1,061	746	1,075
Kaolin	39	16	41
Manganese and ferroalloys	131	75	104
Potash	23	21	24
Others	—	9	—

	1,254	867	1,244
Revenues from logistic services	191	115	192
Aluminum products	280	167	254
Other products and services	6	4	—

	1,731	1,153	1,690
Value-added tax	(75)	(43)	(52)

Net operating revenues	1,656	1,110	1,638

Operating costs and expenses
Cost of ores and metals sold	(643)	(428)	(670)
Cost of logistic services	(115)	(70)	(138)
Cost of aluminum products	(147)	(142)	(194)
Others	(3)	(1)	(3)

	(908)	(641)	(1,005)
Selling, general and administrative expenses	(101)	(49)	(97)
Research and development	(23)	(11)	(37)
Employee profit sharing plan	(13)	(12)	(9)
Others	(28)	(34)	(98)

	(1,073)	(747)	(1,246)

Operating income	583	363	392

Non-operating income (expenses)
Financial income	12	28	18
Financial expenses	(142)	(82)	(122)
Foreign exchange and monetary gains (losses), net	(42)	50	(8)
Gain on sale of investments	—	—	17

	(172)	(4)	(95)

Income before income taxes, equity results and minority interests	411	359	297

Income taxes
Current	(97)	(6)	10
Deferred	32	(65)	(76)

	(65)	(71)	(66)

Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	86	94	88
Minority interests	(27)	(18)	(49)

Income from continuing operations	405	364	270

Change in accounting pratice for asset retirement obligations (Note 4)	—	(10)	—

Net income	405	354	270

Basic earnings per Preferred Class A Share	1.06	0.92	0.70

Basic earnings per Common Share	1.06	0.92	0.70

Weighted average number of shares outstanding (thousands of shares)
Common shares	245,268	245,268	245,268
Preferred Class A shares	138,571	138,571	138,571

See notes to condensed consolidated financial information.

Condensed Consolidated Statements of Cash Flows
Expressed in millions of United States dollars (Unaudited)

	Three months ended
	March
	31, 2004	March	December
	Restated	31, 2003	31, 2003
Cash flows from operating activities:
Net income	405	354	270
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation, depletion and amortization	99	43	78
Dividends received	61	36	59
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	(86)	(94)	(88)
Deferred income taxes	(32)	65	76
Provisions for other contingencies	—	9	—
Impairment of property, plant and equipment	—	—	39
Gain on sale of investments	—		(17)
Change in accounting pratice for asset retirement obligations (Note 4)	—	10	—
Pension plan	3	3	4
Foreign exchange and monetary losses (gains)	45	(142)	5
Net unrealized derivative losses (gains)	54	3	20
Minority interests	27	18	49
Others	(35)	6	6
Decrease (increase) in assets:
Accounts receivable	(23)	64	(68)
Inventories	(15)	24	6
Others	(25)	(1)	(36)
Increase (decrease) in liabilities:
Suppliers	(25)	(93)	59
Payroll and related charges	(3)	(6)	(17)
Others	147	57	69

Net cash provided by operating activities	597	356	514

Cash flows from investing activities:
Loans and advances receivable
Related parties
Additions	—	(23)	(65)
Repayments	41	29	9
Others	15	16	—
Guarantees and deposits	(24)	(12)	(13)
Additions to investments	(9)	—	1
Additions to property, plant and equipment	(381)	(198)	(594)
Proceeds from disposal of investments	—	—	83

Net cash used in investing activities	(358)	(188)	(579)

Cash flows from financing activities:
Short-term debt, net issuances (repayments)	44	(93)	(1)
Loans
Related parties
Additions	3	—	24
Repayments	(6)	(16)	(2)
Issuances of long-term debt
Related parties	—	2	12
Others	665	177	29
Repayments of long-term debt
Others	(470)	(101)	(351)
Interest attributed to stockholders	—	—	(427)

Net cash used in financing activities	236	(31)	(716)

Increase (decrease) in cash and cash equivalents	475	137	(781)
Effect of exchange rate changes on cash and cash equivalents	(3)	56	26
Initial cash in new consolidated subsidiary	26		—
Cash and cash equivalents, beginning of period	585	1,091	1,340

Cash and cash equivalents, end of period	1,083	1,284	585

Cash paid during the period for:
Interest on short-term debt	(2)	(6)	—
Interest on long-term debt	(80)	(53)	(38)
Income tax	—	(6)	(16)
Non-cash transactions
Conversion of loans receivable to investments	—	(11)	(91)

See notes to condensed consolidated financial information.

Condensed Consolidated Statements of Changes in Stockholders’ Equity
Expressed in millions of United States dollars (Unaudited)
(except number of shares and per-share amounts)

		Three months ended
	March	March	December
	31, 2004	31, 2003	31, 2003
Preferred class A stock (including one special share)
End of the period	1,055	904	1,055

Common stock
End of the period	1,902	1,630	1,902

Treasury stock
End of the period	(88)	(88)	(88)

Additional paid-in capital
End of the period	498	498	498

Other cumulative comprehensive income
Cumulative translation adjustments
Beginning of the period	(4,449)	(5,185)	(4,473)
Change in the period	(31)	186	24

End of the period	(4,480)	(4,999)	(4,449)

Unrealized gain on available-for-sale securities
Beginning of the period	74	—	14
Change in the period	3	13	60

End of the period	77	13	74

Adjustments relating to investments in affiliates
Beginning of the period	—	10	10
Transfer to retained earnings	—	—	(10)

End of the period	—	10	-

Total other cumulative comprehensive income	(4,403)	(4,976)	(4,375)

Appropriated retained earnings
Beginning of the period	3,035	2,230	2,251
Transfer (to) from retained earnings	(19)	121	784

End of the period	3,016	2,351	3,035

Retained earnings
Beginning of the period	2,857	3,288	3,472
Net income	405	354	270
Interest attributed to stockholders
Preferred class A stock	(58)	(72)	(40)
Common stock	(104)	(128)	(71)
Appropriation (to) from reserves	19	(121)	(774)

End of the period	3,119	3,321	2,857

Total stockholders’ equity	5,099	3,640	4,884

Comprehensive income is comprised as follows:
Net income	405	354	270
Cumulative translation adjustments	(31)	186	24
Unrealized gain (loss) on available-for-sale securities	3	13	60

Total comprehensive income	377	553	354

Shares
Preferred class A stock (including one special share)	138,575,913	138,575,913	138,575,913

Common stock	249,983,143	249,983,143	249,983,143

Treasury stock (1)
Beginning of the period	(4,719,353)	(4,719,651)	(4,719,353)
Sales	—	16	—

End of the period	(4,719,353)	(4,719,635)	(4,719,353)

	383,839,703	383,839,421	383,839,703

Interest attributed to stockholders (per share)
Preferred class A stock (including one special share)	0.42	0.52	0.29
Common stock	0.42	0.52	0.29

(1)	As of March 31, 2004, 4,715,170 common shares and 4,183 preferred shares were held in treasury in the amount of $ 88. The 4,715,170 common shares guarantee a loan of to our subsidiary Alunorte.

See notes to condensed consolidated financial information.

Notes to the Condensed Consolidated Financial Information
Expressed in millions of United States dollars, unless otherwise stated (Unaudited)

1	The Company and its operations

Companhia Vale do Rio Doce (CVRD) is a limited liability company, duly organized and existing under the laws of the Federative Republic of Brazil. Our operations are carried out through CVRD and its subsidiary companies, joint ventures and affiliates, and mainly consist of mining, non-ferrous metal production and logistics, as well as energy, aluminum and steel activities. Further details of our operations and those of our joint ventures and affiliates are described in Note 8.

The main operating subsidiaries we consolidate are as follows:

		Head office	Principal
Subsidiary	% ownership	location	activity
Alumina do Norte do Brasil S.A. — Alunorte	57	Brazil	Aluminum
Alumínio Brasileiro S.A. — Albras (8)	51	Brazil	Aluminum
CADAM S.A. (2) (4)	37	Brazil	Kaolin
CELMAR S.A. — Indústria de Celulose e Papel (3)	100	Brazil	Forestry
CVRD Overseas Ltd.	100	Cayman Island	Trading
Ferrovia Centro-Atlântica S.A. (4)	100	Brazil	Logistics
Ferteco Mineração S.A. — FERTECO (3)	100	Brazil	Iron ore and Pellets
Itabira Rio Doce Company Ltd. — ITACO	100	Cayman Island	Trading
Mineração Serra do Sossego S.A. (1) (5)	100	Brazil	Copper
Minerações Brasileiras Reunidas S.A. — MBR (4) (7)	56	Brazil	Iron ore
Navegação Vale do Rio Doce S.A. — DOCENAVE	100	Brazil	Shipping
Pará Pigmentos S.A.	76	Brazil	Kaolin
Rio Doce International Finance Ltd. — RDIF	100	Bahamas	International finance
Rio Doce Manganèse Europe — RDME	100	France	Ferroalloys
Rio Doce Manganese Norway — RDMN	100	Norway	Ferroalloys
Salobo Metais S.A. (1)	100	Brazil	Copper
Rio Doce Manganês S.A. (6)	100	Brazil	Manganese and Ferroalloys
Urucum Mineração S.A.	100	Brazil	Iron ore, Ferroalloys and
			Manganese
Vale do Rio Doce Alumínio S.A. — ALUVALE (5)	100	Brazil	Aluminum

(1)	Development stage companies

(2)	Through Caemi Mineração e Metalurgia S.A.

(3)	Merged with CVRD on August 29, 2003

(4)	Consolidated as from September 2003

(5)	Merged with CVRD on December 30, 2003

(6)	Formerly Sibra-Eletrosiderúrgica Brasileira S.A.

(7)	Through Caemi Mineração e Metalurgia S.A. and Belém Administrações e Participações Ltda.

(8)	Consolidated as from January 1, 2004 (See Note 5)

2	Basis of consolidation

All majority-owned subsidiaries where we have both share and management control are consolidated, with elimination of all significant intercompany accounts and transactions. Investments in unconsolidated affiliates and joint ventures are reported at cost plus our equity in undistributed earnings or losses. Included in this category are certain joint ventures in which we have majority ownership but, by force of shareholders’ agreements, do not have effective management control. We provide for losses on equity investments with negative stockholders’ equity where applicable (see Note 8).

We evaluate the carrying value of our listed investments relative to publicly available quoted market prices. If the quoted market price is below book value, and such decline is considered other than temporary, we write-down our equity investments to quoted market value.

We define joint ventures as businesses in which we and a small group of other partners each participate actively in the overall entity management, based on a shareholders agreement. We define affiliates as businesses in which we participate as a minority stockholder but with significant influence over the operating and financial policies of the investee.
Investments in unincorporated joint ventures, formed for the purpose of investing in electrical energy projects, as proportionately consolidated.

3	Summary of significant accounting policies

Our condensed consolidated interim financial information for the three-month periods ended March 31, 2004, December 31, 2003 and March 31, 2003 is unaudited. However, in our opinion, such condensed consolidated financial information includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for interim periods. The results of operations for the three month period ended March 31, 2004 are not necessarily indicative of the results to be expected for the full fiscal year ending December 31, 2004.

In preparing the consolidated financial statements, we are required to use estimates to account for certain assets, liabilities, revenues and expenses. Our consolidated financial statements therefore include various estimates concerning the selection of useful lives of property, plant and equipment, provisions necessary for contingent liabilities, fair values assigned to assets and liabilities acquired in business combinations, income tax valuation allowances, employee post-retirement benefits and other similar evaluations, actual results may vary from our estimates.

4	Change in accounting policy in 2003

In June 2001, the FASB issued SFAS 143 — “Accounting for Asset Retirement Obligations”. We adopted SFAS 143 as from January 1, 2003, and as a consequence an additional $26 for asset retirement obligations was recorded as “Others — long-term liabilities”, a net increase of $11 in mine development costs was registered within “Property, plant and equipment” and a resulting charge of $10 was registered as “Change in Accounting Practice for Asset Retirement Obligations” on the Statement of Income, net of income tax ($15 gross of deferred income tax). Over time the liabilities will be accreted for the change in their present value and initial capitalized costs will be amortized over the useful lives of the related assets.

5	Revision in 2004

In December 2003, the FASB issued FIN 46R – “Consolidation of Variable Interest Entities, (revised December 2003)”. The primary objectives of FIN 46R are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights (variable interest entities or VIEs) and how to determine when and which business enterprise should consolidate the VIE (the primary beneficiary). This new model for consolidation applies to an entity in which either (1) the equity investors (if any) do not have a controlling financial interest or (2) the equity investment at risk is insufficient to finance that entity’s activities without receiving additional subordinated financial support from other parties. In addition, FIN 46R requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures regarding the nature, purpose, size and activities of the VIE and the enterprise’s maximum exposure to loss as a result of its involvement with the VIE.

The implementation date of FIN 46R is the first period ending after December 15, 2003 for Special Purpose Entities (SPEs) and as from January 1, 2004 for previously existing variable interest entities which are not SPEs. FIN 46R may be applied prospectively with a cumulative adjustment as of the date on which it is first applied or by restating previously issued financing statements for one or more years with a cumulative-effect adjustment as of the beginning of the first year restated.

Albrás, an equity investee, was determined to be a VIE in accordance with FIN 46R and has been consolidated as from January 1, 2004. Accordingly financial information for the three-months ended March 31, 2004 has been restated to consolidate this entity. Below is a summary of the impacts on the previously presented un-audited condensed financial information for the three month period ended March 31, 2004:

	As previously	Consolidation	As Presented
	Presented	of Albrás	Herein
	(unaudited)	(unaudited)	(unaudited)
Balance Sheet
Current assets	2,938	179	3,117
Property, plant and equipment	6,727	290	7,017
Investments	1,069	(115)	954
Other assets	1,427	147	1,574
Current liabilities	(2,147)	(154)	(2,301)
Long-term liabilities	(4,562)	(236)	(4,798)
Minority interests	(353)	(111)	(464)
Stockholders’ equity	(5,099)	—	(5,099)
Income Statement
Net Operating Revenues	1,610	46	1,656
Operating costs and expenses	(1,081)	8	(1,073)

Operating income	529	54	583
Non-operating expense	(137)	(35)	(172)
Income taxes	(53)	(12)	(65)
Equity in results	90	(4)	86
Minority interests	(24)	(3)	(27)

Net income	405	—	405

6	Income taxes

Income taxes in Brazil comprise federal income tax and social contribution, which is an additional federal tax. The statutory composite enacted tax rate applicable in the periods presented is 34% represented by a 25% federal income tax rate plus a 9% social contribution rate.

The amount reported as income tax expense in our consolidated financial statements is reconciled to the statutory rates as follows:

	Three months ended
	March	March	December
	31, 2004	31, 2003	31, 2003
Income before income taxes, equity results and minority interests	411	359	297

Federal income tax and social contribution expense at statutory enacted rates	(139)	(122)	(101)
Adjustments to derive effective tax rate:
Tax benefit on interest attributed to stockholders	55	63	42
Exempt foreign income (expenses)	14	(16)	(26)
Difference on tax basis of equity investees	(14)	—	(56)
Tax incentives	9	—	12
Valuation allowance reversal (provision)	—	9	40
Other non-taxable gains (losses)	10	(5)	23

Federal income tax and social contribution expense in consolidated statements of income	(65)	(71)	(66)

We have certain tax incentives relative to our iron ore and manganese operations in Carajás and relative to alumina in Barcarena. The incentives relative to iron ore and manganese comprise full income tax exemption on defined production levels up to 2005 and partial exemption up to 2013. Both incentives relative to alumina expire in 2010. An amount equal to the tax saving must be appropriated to a reserve account within stockholders’ equity and may not be distributed in the form of cash dividends.

7	Inventories

	March	December
	31, 2004	31, 2003
Finished products
Iron ore and pellets	144	146
Manganese and ferroalloys	80	78
Aluminum	43	—
Alumina	16	20
Kaolin	17	16
Others	6	8
Spare parts and maintenance supplies	268	237

	574	505

8	Investments in affiliated companies and joint ventures

	March 31, 2004				Investments
	Participation in		Net	Net income for	March 31,	December
	capital (%)		equity	the period	2004	31, 2003
	voting	total
Steel
Usinas Siderúrgicas de Minas Gerais S.A. — USIMINAS	22.99	11.46	319	157	37	31
Companhia Siderúrgica de Tubarão — CST (1)	26.93	28.79	364	62	102	86
California Steel Industries Inc. — CSI	50.00	50.00	205	(1)	103	103
SIDERAR (costs $15) — available for sale investments	4.85	4.85	—	—	93	89

					335	309
Aluminum and bauxite
Mineração Rio do Norte S.A. — MRN	40.00	40.00	394	26	157	168
Valesul Alumínio S.A. — VALESUL	54.51	54.51	92	6	50	49
Alumínio Brasileiro S.A. — ALBRAS (5)	—	—	—	—	—	112
Alumínio Brasileiro S.A. — ALBRAS — change in provision for losses (5)	—	—	—	—	—	—

					207	329
Ferrous
Caemi Mineração e Metalurgia S.A. (3)	—	—	—	—	—	—
Companhia Nipo-Brasileira de Pelotização — NIBRASCO	51.11	51.00	40	5	20	18
Companhia Hispano-Brasileira de Pelotização — HISPANOBRÁS	51.00	50.89	33	1	17	17
Companhia Coreano-Brasileira de Pelotização — KOBRASCO	50.00	50.00	4	3	2	1
Companhia Coreano-Brasileira de Pelotização — KOBRASCO - change in provision for losses					—	—
Companhia Ítalo-Brasileira de Pelotização — ITABRASCO	51.00	50.90	23	1	12	11
Gulf Industrial Investment Company — GIIC	50.00	50.00	76	8	38	40
SAMARCO Mineração S.A. — SAMARCO (4)	50.00	50.00	379	51	226	221
Minas da Serra Geral S.A. — MSG	50.00	50.00	36	—	18	15
Others	—	—	—	—	20	21

					353	344
Logistics
Companhia Ferroviária do Nordeste — CFN — change in provision for losses (2)	—	—	—	—	—	—
Ferroban — Ferrovias Bandeirantes S.A. — change in provision for losses	—	—	—	—	1	1
Ferrovia Centro-Atlântica S.A. — FCA — change in provision for losses (3)	—	—	—	—	—	—
MRS Logística S.A	—	—	—	—	45	39
MRS Logística S.A. — change in provision for losses	—	—	—	—	—	—
Sepetiba Tecon S.A. — change in provision for losses	—	—	—	—	—	—
Others	—	—	—	—	5	4

					51	44
Other affiliates and joint ventures
Fertilizantes Fosfatados S.A. — FOSFERTIL (2)	—	—	—	—	—	—
Others	—	—	—	—	8	8

					8	8

Total					954	1,034

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Equity Adjustments			Dividends received
							Quoted
	Three months ended			Three months ended			market
	March 31,	March 31,	December	March 31,	March 31,	December	March 31,
	2004	2003	31, 2003	2004	2003	31, 2003	2004
Steel
Usinas Siderúrgicas de Minas Gerais S.A. — USIMINAS	18	10	—	13	—	—	248
Companhia Siderúrgica de Tubarão — CST (1)	17	6	19	—	5	17	484
California Steel Industries Inc. — CSI	(1)	3	2	—	—	—	—
SIDERAR (costs $15) — available for sale investments	—	—	—	—	—	—	93

	34	19	21	13	5	17	825
Aluminum and bauxite
Mineração Rio do Norte S.A. — MRN	11	4	12	21	5	11	—
Valesul Alumínio S.A. — VALESUL	3	4	2	2	—	6	—
Alumínio Brasileiro S.A. — ALBRAS (5)	—	39	10	—	—	—	—
Alumínio Brasileiro S.A. — ALBRAS — change in provision for losses (5)	—	1	—	—	—	—	—

	14	48	24	23	5	17	—
Ferrous
Caemi Mineração e Metalurgia S.A. (3)	—	5	—	—	—	—	—
Companhia Nipo-Brasileira de Pelotização — NIBRASCO	2	1	—	—	—	—	—
Companhia Hispano-Brasileira de Pelotização — HISPANOBRÁS	1	1	—	—	2	—	—
Companhia Coreano-Brasileira de Pelotização — KOBRASCO	1	—	1	—	—	—	—
Companhia Coreano-Brasileira de Pelotização — KOBRASCO - change in provision for losses	—	3	8	—	—	—	—
Companhia Ítalo-Brasileira de Pelotização — ITABRASCO	1	—	—	—	—	—	—
Gulf Industrial Investment Company — GIIC	4	2	3	6	5	—	—
SAMARCO Mineração S.A. — SAMARCO (4)	25	19	12	19	14	25	—
Minas da Serra Geral S.A. — MSG	—	1	—	—	—	—	—
Others	(1)	2	(1)	—	—	—	—

	33	34	23	25	21	25	—
Logistics
Companhia Ferroviária do Nordeste — CFN — change in provision for losses (2)	—	1	—	—	—	—	—
Ferroban — Ferrovias Bandeirantes S.A. — change in provision for losses	—	—	—	—	—	—	—
Ferrovia Centro-Atlântica S.A. — FCA — change in provision for losses (3)	—	(11)	—	—	—	—	—
MRS Logística S.A	6	—	37	—	—	—	—
MRS Logística S.A. — change in provision for losses	—	1	—	—	—	—	—
Sepetiba Tecon S.A. — change in provision for losses	—	(1)	(1)	—	—	—	—
Others	—	—	—

	6	(10)	36	—	—	—	—
Other affiliates and joint ventures
Fertilizantes Fosfatados S.A. — FOSFERTIL (2)	—	3	(9)	—	5	—	—
Others	(1)	—	(7)	—	—	—	—

	(1)	3	(16)	—	5	—	—

Total	86	94	88	61	36	59	825

(1)	During the quarter ended June 30, 2003 CVRD acquired an additional 4.42% of the voting shares and 5.64% of the preferred shares, representing 5.17% of CST’s total capital for $ 60;

(2)	Investment sold in 2003;

(3)	Consolidated as from September, 2003, after acquisition of control;

(4)	Investment includes goodwill of $37 in 2004 and 2003;

(5)	Albras was consolidated as from January, 2004.

9	Pension plans

	Three months ended
	March	March	December
	31, 2004	31, 2003	31, 2003
Service cost — benefits earned during the period	1	—	1
Interest cost on projected benefit obligation	38	31	32
Actual return on assets	(44)	(31)	(190)
Amortization of initial transitory obligation	2	2	2
Net deferral	6	1	159

Net periodic pension cost	3	3	4

Employer contributions

We previously disclosed in our consolidated financial statements for the year ended December 31, 2003, that we expected to contribute $14 to our pension plan in 2004. As of March 31, 2004, $3 of contributions have been made. We do not expect any change in our previous estimate.

10	Commitments and contingencies

(a)	At March 31, 2004, we had extended guarantees for borrowings obtained by affiliates and joint ventures in the amount of $9, of which $8 is denominated in United States dollars and the remaining $1 in local currency, as follows:

	Amount of	Denominated		Final	Counter
Affiliate or Joint Venture	guarantee	currency	Purpose	maturity	guarantees
SAMARCO	7	US$	Debt guarantee	2008	None
VALESUL	1	R$	Debt guarantee	2007	None
NIBRASCO	1	US$	Debt guarantee	2004	Collateral Pledge

	9

We expect no losses to arise as a result of the above guarantees. We charge commission for extending these guarantees in the case of Samarco.

We have not provided any significant guarantees since January 1, 2003 which would require fair value adjustments under FIN 45 – “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”.

(b)	CVRD and its subsidiaries are defendants in numerous legal actions in the normal course of business. Based on the advice of our legal counsel, management believes that the provision made against contingent losses is sufficient to cover probable losses in connection with such actions.

The provision for contingencies and the related judicial deposits are composed as follows:

	March 31, 2004		December 31, 2003
	Provision for	Judicial	Provision for	Judicial
	contingencies	deposits	contingencies	deposits
Labor claims	193	81	177	66
Civil claims	139	55	167	54
Tax — related actions	318	287	285	279
Others	5	5	6	8

	655	428	635	407

Labor — related actions principally comprise employee claims for (i) payment of time spent travelling from their residences to the work-place, (ii) additional payments for alleged dangerous or unhealthy working conditions and (iii) various other matters, often in connection with disputes about the amount of indemnities paid upon dismissal.

Civil actions principally relate to claims made against us by contractors in connection with losses alleged to have been incurred by them as a result of various past government economic plans during which full indexation of contracts for inflation was not permitted.

Tax — related actions principally comprise our challenges of certain revenue taxes, VAT and of the tax on financial movements – CPMF.

We continue to vigorously pursue our interests in all the above actions but recognize that probably we will incur some losses in the final instance, for which we have made provisions.

Our judicial deposits are made as required by the courts for us to be able to enter or continue a legal action. When judgment is favorable to us, we receive the deposits back; when unfavorable, the deposits are delivered to the prevailing party. An increase of $5 for tax deposits during 2003 refers mainly to an action in which we challenged the annual limitation on use to our tax loss carryforwards.

Contingencies settled in the three-month period ended March 31, 2004, and 2003 and December 31, 2003 aggregated $23, $21 and $19, respectively, and additional provisions aggregated $11, $30 and $73, respectively.

In addition to the contingencies for which we have made provisions we have possible losses in connection with tax contingencies totaling $309 and $214 at March 31, 2004 and 2003, respectively, for which no provision is maintained.

(c)	We are defendants in two actions seeking substantial compensatory damages brought by the Municipality of Itabira, State of Minas Gerais, which we believe are without merit. Due to the remote likelihood that any loss will arise therefrom no provision has been made in the financial statements with respect to these two actions.

(d)	We and BNDES entered into a contract, known as the Mineral Risk Contract, in March 1997, relating to prospecting authorizations for mining regions where drilling and exploration are still in their early stages. The Mineral Risk Contract provides for the joint development of certain unexplored mineral deposits in approximately two million identified hectares of land in the Carajás region, as well as proportional participation in any financial benefits earned from the development of such resources. Iron ore and manganese deposits already identified and subject to development are specifically excluded from the Mineral Risk Contract.

Pursuant to the Mineral Risk Contract, we and BNDES each agreed to provide $ 205 million, which represents half of the $ 410 million in expenditures estimated as necessary to complete geological exploration and mineral resource development projects in the region over a period of five years, which had already been extended for an additional period of two years and on April 28, 2004 was extended again for another 5 years. We will oversee these projects and BNDES will advance us half of our costs on a quarterly basis. Under the Mineral Risk Contract, as of March 31, 2004, the remaining contributions towards exploration and development activities totaled US$ 77 million. In the event that either of us wishes to conduct further exploration and development after having spent such $ 205 million, the contract provides that each party may either choose to match the other party’s contributions, or may choose to have its financial interest proportionally diluted. If a party’s participation in the project is diluted to an amount lower than 40% of the amount invested in connection with exploration and development projects, then the Mineral Risk Contract provides that the diluted party will lose all the rights and benefits provided for in the Mineral Risk Contract and any amounts previously contributed to the project.

Under the Mineral Risk Contract, BNDES has agreed to compensate us through a finder’s fee production royalty on their share of mineral resources that are discovered and placed into production. This finder’s fee is equal to 3.5% of the revenues derived from the sale of gold, silver and platinum group metals and 1.5% of the revenues derived from the sale of other minerals, including copper, except for gold and other minerals discovered at Serra Leste, for which the finder’s fee is equal to 6.5% of revenues.

(e)	At the time of our privatization in 1997, we issued shareholder revenue interests known in Brazil as “debentures” to our then-existing shareholders, including the Brazilian Government. The terms of the “debentures”, were set to ensure that our pre-privatization shareholders, including the Brazilian Government, would participate alongside us in potential future financial benefits that we are able to derive from exploiting our mineral resources. On March 26, 2004 as a result of exploiting our mineral resources we declared a distribution of these “debentures” in the amount of $ 2, payable as from April 1, 2004.

(f)	We use various judgments and assumptions when measuring our environmental liabilities and asset retirement obligations. Changes in circumstances, law or technology may affect our estimates and we periodically review the amounts accrued and adjust them as necessary. Our accruals do not reflect unasserted claims because we are currently not aware of any such issues. Also the amounts provided are not reduced by any potential recoveries under cost sharing, insurance or indemnification arrangements because such recoveries are considered uncertain. The changes are demonstrated as follows:

Balance as of January 31, 2004	81
Accretion expense	2
Cumulative translation adjustment	(1)

Balance as of March 31, 2004	82

11	Segment and geographical information

In 1999 we adopted SFAS 131 “Disclosures about Segments of an Enterprise and Related Information” with respect to the information we present about our operating segments. SFAS 131 introduced a “management approach” concept for reporting segment information, whereby such information is required to be reported on the basis that the chief decision-maker uses internally for evaluating segment performance and deciding how to allocate resources to segments. Our business segments are currently organized as follows:

Ferrous products – comprises iron ore mining and pellet production, as well as the Northern and Southern transportation systems, including railroads, ports and terminals, as they pertain to mining operations. Manganese mining and ferroalloys are also included in this segment.

Non-ferrous products – comprises the production of non-ferrous minerals.

Logistics – comprises our transportation systems as they pertain to the operation of our ships, ports and railroads for third-party cargos.

Holdings – divided into the following sub-groups:

•	Aluminum — comprises aluminum trading activities, alumina refining and aluminum metal smelting and investments in joint ventures and affiliates engaged in bauxite mining.

•	Steel — comprises our investments in joint ventures and affiliates operating in the steel industry.

•	Others — comprises our investments in joint ventures and affiliates engaged in other businesses.

Information presented to top management with respect to the performance of each segment is generally derived directly from the accounting records maintained in accordance with accounting practices generally accepted in Brazil together with certain minor inter-segment allocations.

Consolidated net income and principal assets are reconciled as follows:

Results by segment — before eliminations (Unaudited)

	March 31, 2004 (1)
				Holdings
		Non
	Ferrous	ferrous	Logistics	Aluminum	Others	Eliminations	Consolidated
Gross revenues — Export	1,562	34	19	363	—	(735)	1,243
Gross revenues — Domestic	287	28	184	59	—	(70)	488
Cost and expenses	(1,366)	(53)	(128)	(304)	—	805	(1,046)
Depreciation, depletion and amortization	(78)	(6)	(7)	(8)	—	—	(99)
Pension plan	(3)	—	—	—	—	—	(3)

Operating (loss) income	402	3	68	110	—	—	583
Financial income	44	—	4	(17)	1	(20)	12
Financial expenses	(116)	(1)	(4)	(41)	—	20	(142)
Foreign exchange and monetary gains (losses), net	(32)	—	(5)	(6)	1	—	(42)
Gain on sale of investments	—	—	—	—	—	—	—
Equity in results of affiliates and joint ventures and change in provision for losses on equity investment	33	—	6	14	33	—	86
Income taxes	(54)	—	(2)	(9)	—	—	(65)
Minority interests	(14)	(1)	—	(12)	—	—	(27)

Income from continuing operations	263	1	67	39	35	—	405
Change in accounting pratice for asset retirement obligations (note 4)	—	—	—	—	—	—	—

Net income	263	1	67	39	35	—	405

Sales classified by geographic destination:
Export market
America, except United States	158	—	15	70	—	(103)	140
United States	107	—	—	38	—	(66)	79
Europe	659	22	4	149	—	(312)	522
Middle East/Africa/Oceania	89	—	—	—	—	(26)	63
Japan	150	8	—	80	—	(67)	171
China	238	4	—	26	—	(97)	171
Asia, other than Japan and China	161	—	—	—	—	(64)	97

	1,562	34	19	363	—	(735)	1,243
Domestic market	287	28	184	59	—	(70)	488

	1,849	62	203	422	—	(805)	1,731

Assets:
Property, plant and equipment, net	4,646	1,060	455	854	1	—	7,016
Additions to Property, plant and equipment	156	71	132	22	—	—	381
Investments in affiliated companies and joint ventures and other investments, net of provision	353	—	51	207	343	—	954

Capital employed	4,298	245	404	819	28	—	5,794

[Additional columns below]

[Continued from above table, first column(s) repeated]

	March 31, 2003
				Holdings
		Non
	Ferrous	ferrous	Logistics	Aluminum	Others	Eliminations	Consolidated
Gross revenues — Export	1,080	23	21	149	—	(476)	797
Gross revenues — Domestic	258	24	78	37	—	(41)	356
Cost and expenses	(1,001)	(38)	(61)	(159)	(2)	517	(744)
Depreciation, depletion and amortization	(36)	(3)	(2)	(2)	—	—	(43)
Pension plan	(3)	—	—	—	—	—	(3)

Operating (loss) income	298	6	36	25	(2)	—	363
Financial income	45	1	3	3	1	(25)	28
Financial expenses	(96)	(2)	(1)	(5)	(3)	25	(82)
Foreign exchange and monetary gains (losses), net	25	5	(3)	23	—	—	50
Gain on sale of investments	—	—	—	—	—	—	—
Equity in results of affiliates and joint ventures and change in provision for losses on equity investment	34	—	(10)	48	22	—	94
Income taxes	(66)	(1)	(1)	(2)	(1)	—	(71)
Minority interests	—	(2)	—	(16)	—	—	(18)

Income from continuing operations	240	7	24	76	17	—	364
Change in accounting pratice for asset retirement obligations (note 4)	(10)	—	—	—	—	—	(10)

Net income	230	7	24	76	17	—	354

Sales classified by geographic destination:
Export market
America, except United States	116	—	14	31	—	(72)	89
United States	101	4	—	2	—	(50)	57
Europe	440	17	4	87	—	(170)	378
Middle East/Africa/Oceania	51	—	3	—	—	(16)	38
Japan	111	1	—	23	—	(49)	86
China	184	1	—	6	—	(84)	107
Asia, other than Japan and China	77	—	—	—	—	(35)	42

	1,080	23	21	149	—	(476)	797
Domestic market	258	24	78	37	—	(41)	356

	1,338	47	99	186	—	(517)	1,153

Assets:
Property, plant and equipment, net	2,563	464	162	430	27	—	3,646
Additions to Property, plant and equipment	91	51	32	23	1	—	198
Investments in affiliated companies and joint ventures and other investments, net of provision	423	—	(7)	247	176	—	839

Capital employed	2,521	138	188	405	32	—	3,284

[Additional columns below]

[Continued from above table, first column(s) repeated]

	As of and for the three months ended
	December 31, 2003
				Holdings
		Non
	Ferrous	ferrous	Logistics	Aluminum	Others	Eliminations	Consolidated
Gross revenues — Export	1,650	36	22	233	—	(732)	1,209
Gross revenues — Domestic	296	30	156	41	—	(42)	481
Cost and expenses	(1,549)	(76)	(146)	(216)	(3)	774	(1,216)
Depreciation, depletion and amortization	(60)	(7)	(6)	(5)	—	—	(78)
Pension plan	(3)	—	(1)	—	—	—	(4)

Operating (loss) income	334	(17)	25	53	(3)	—	392
Financial income	50	—	3	2	—	(37)	18
Financial expenses	(136)	—	(4)	(19)	—	37	(122)
Foreign exchange and monetary gains (losses), net	(12)	1	(2)	6	(1)	—	(8)
Gain on sale of investments	17	—	—	—	—	—	17
Equity in results of affiliates and joint ventures and change in provision for losses on equity investment	23	—	36	24	5	—	88
Income taxes	(60)	(3)	(1)	—	(2)	—	(66)
Minority interests	(39)	1	—	(11)	—	—	(49)

Income from continuing operations	177	(18)	57	55	(1)	—	270
Change in accounting pratice for asset retirement obligations (note 4)	—	—	—	—	—	—	—

Net income	177	(18)	57	55	(1)	—	270

Sales classified by geographic destination:
Export market
America, except United States	147	—	10	45	—	(86)	116
United States	75	—	—	7	—	(45)	37
Europe	750	26	10	150	—	(322)	614
Middle East/Africa/Oceania	88	—	—	—	—	(20)	68
Japan	165	4	—	—	—	(71)	98
China	290	5	—	12	—	(117)	190
Asia, other than Japan and China	135	1	2	19	—	(71)	86

	1,650	36	22	233	—	(732)	1,209
Domestic market	296	30	156	41	—	(42)	481

	1,946	66	178	274	—	(774)	1,690

Assets:
Property, plant and equipment, net	4,495	1,000	424	564	1	—	6,484
Additions to Property, plant and equipment	318	125	121	30	—	—	594
Investments in affiliated companies and joint ventures and other investments, net of provision	344	—	44	329	317	—	1,034

Capital employed	4,137	266	429	498	20	—	5,350

(1)	Albras was consolidated as from January 1, 2004.

Operating income by product – after eliminations (unaudited)

	March 31, 2004 (1)
		Revenues		Value				Impairment/ Gain on sale of property,	Depreciation,
				added	Net	Cost and		plant and	depletion and	Operating
	Export	Domestic	Total	tax	revenues	expenses	Net	equipment	amortization	income
Ferrous
Iron ore	652	174	826	(23)	803	(385)	418	—	(70)	348
Pellets	183	52	235	(8)	227	(172)	55	—	(3)	52
Manganese	6	3	9	(1)	8	(7)	1	—	—	1
Ferroalloys	91	31	122	(8)	114	(86)	28	—	(4)	24

	932	260	1,192	(40)	1,152	(650)	502	—	(77)	425
Non ferrous
Gold	—	—	—	—	—	—	—	—	—	—
Potash	—	23	23	(3)	20	(9)	11	—	(2)	9
Kaolin	34	5	39	(2)	37	(22)	15	—	(3)	12

	34	28	62	(5)	57	(31)	26	—	(5)	21
Aluminum
Alumina	98	6	104	(5)	99	(90)	9	—	(4)	5
Aluminum	150	11	161	—	161	(54)	107	—	(4)	103
Bauxite	15	—	15	—	15	(13)	2	—	—	2

	263	17	280	(5)	275	(157)	118	—	(8)	110
Logistics
Railroads	—	133	133	(19)	114	(66)	48	—	(8)	40
Ports	—	38	38	(3)	35	(23)	12	—	(1)	11
Ships	11	9	20	(3)	17	(27)	(10)	—	—	(10)

	11	180	191	(25)	166	(116)	50	—	(9)	41
Others	3	3	6	—	6	(20)	(14)	—	—	(14)

	1,243	488	1,731	(75)	1,656	(974)	682	—	(99)	583

[Additional columns below]

[Continued from above table, first column(s) repeated]

	March 31, 2003
	Revenues			Value				Impairment/ Gain on sale of property,	Depreciation,
				added	Net	Cost and		plant and	depletion and	Operating
	Export	Domestic	Total	tax	revenues	expenses	Net	equipment	amortization	income
Ferrous
Iron ore	421	126	547	(18)	529	(249)	280	—	(18)	262
Pellets	152	47	199	(5)	194	(163)	31	—	(3)	28
Manganese	9	2	11	(1)	10	(4)	6	—	—	6
Ferroalloys	47	17	64	(4)	60	(50)	10	—	(2)	8

	629	192	821	(28)	793	(466)	327	—	(23)	304
Non ferrous
Gold	9	—	9	—	9	(8)	1	—	—	1
Potash	—	21	21	(3)	18	(9)	9	—	(1)	8
Kaolin	13	3	16	—	16	(10)	6	—	(1)	5

	22	24	46	(3)	43	(27)	16	—	(2)	14
Aluminum
Alumina	59	34	93	(2)	91	(71)	20	—	(2)	18
Aluminum	70	—	70	—	70	(66)	4	—	—	4
Bauxite	4	—	4	—	4	(4)	—	—	—	—

	133	34	167	(2)	165	(141)	24	—	(2)	22
Logistics
Railroads	—	66	66	(7)	59	(15)	44	—	(14)	30
Ports	—	28	28	(1)	27	(8)	19	—	(2)	17
Ships	13	8	21	(2)	19	(37)	(18)	—	—	(18)

	13	102	115	(10)	105	(60)	45	—	(16)	29
Others	—	4	4	—	4	(10)	(6)	—	—	(6)

	797	356	1,153	(43)	1,110	(704)	406	—	(43)	363

[Additional columns below]

[Continued from above table, first column(s) repeated]

	As of and for the three months ended
	December 31, 2003
	Revenues			Value				Impairment/ Gain on sale of property,	Depreciation,
				added	Net	Cost and		plant and	depletion and	Operating
	Export	Domestic	Total	tax	revenues	expenses	Net	equipment	amortization	income
Ferrous
Iron ore	675	146	821	(13)	808	(442)	366	(10)	(36)	320
Pellets	198	56	254	—	254	(179)	75	—	(2)	73
Manganese	8	3	11	(2)	9	(15)	(6)	—	(1)	(7)
Ferroalloys	62	31	93	(6)	87	(76)	11	(17)	(3)	(9)

	943	236	1,179	(21)	1,158	(712)	446	(27)	(42)	377
Non ferrous
Gold	—	—	—	—	—	—	—	—	—	—
Potash	—	24	24	(3)	21	(9)	12	—	(4)	8
Kaolin	36	5	41	(2)	39	(27)	12	(12)	(3)	(3)

	36	29	65	(5)	60	(36)	24	(12)	(7)	5
Aluminum
Alumina	111	38	149	(1)	148	(107)	41	—	(5)	36
Aluminum	91	—	91	—	91	(88)	3	—	—	3
Bauxite	12	2	14	(1)	13	(12)	1	—	—	1

	214	40	254	(2)	252	(207)	45	—	(5)	40
Logistics
Railroads	—	127	127	(14)	113	(84)	29	—	(23)	6
Ports	—	38	38	(5)	33	(21)	12	—	(3)	9
Ships	18	9	27	—	27	(36)	(9)	—	—	(9)

	18	174	192	(19)	173	(141)	32	—	(26)	6
Others	(2)	2	—	(5)	(5)	(33)	(38)	—	2	(36)

	1,209	481	1,690	(52)	1,638	(1,129)	509	(39)	(78)	392

12	Derivative financial instruments

Volatility of interest rates, exchange rates and commodity prices are the main market risks to which we are exposed — all three are managed through derivative operations. These have the exclusive aim of reducing exposure to risk. We do not use derivatives for speculation purposes.

We monitor and evaluate our derivative positions on a regular basis and adjust our strategy in response to market conditions. We also periodically review the credit limits and credit worthiness of our counter-parties in these transactions. In view of the policies and practices established for operations with derivatives, management considers the occurrence of non-measurable risk situations as unlikely.

The asset (liability) balances and the movement in fair value of derivative financial instruments is as follows (the quarterly information is unaudited):

		Interest
		rates
	Gold	(LIBOR)	Currencies	Alumina	Aluminum	Total
Unrealized gains (losses) at January 1, 2004	(32)	(46)	5	(18)	—	(91)
Initial consolidation of Albras	—	—	—	—	(20)	(20)
Financial settlement	—	3	(2)	—	—	1
Unrealized gains (losses) in the period	(5)	(6)	(2)	(18)	(23)	(54)
Effect of exchange rate changes	—	1	—	—	—	1

Unrealized gains (losses) at March 31, 2004	(37)	(48)	1	(36)	(43)	(163)

Unrealized gains (losses) at January 1, 2003	(15)	(60)	(1)	3	—	(73)
Financial settlement	—	4	—	—	—	4
Unrealized gains (losses) in the period	5	(8)	—	—	—	(3)
Effect of exchange rate changes	—	(4)	—	—	—	(4)

Unrealized gains (losses) at March 31, 2003	(10)	(68)	(1)	3	—	(76)

Unrealized gains (losses) at October 1, 2003	(22)	(60)	2	(5)	—	(85)
Financial settlement	3	12	—	—	—	15
Unrealized gains (losses) in the period	(12)	2	3	(13)	—	(20)
Effect of exchange rate changes	(1)	—	—	—	—	(1)

Unrealized gains (losses) at December 31, 2003	(32)	(46)	5	(18)	—	(91)

Unrealized gains (losses) in the period are included in our income statement under the following caption of financial expenses:

Final maturity dates for the above instruments are as follows:

Gold	Dec 2008
Interest rates (LIBOR)	Oct 2007
Currencies	Dec 2011
Alumina	Dec 2008
Aluminum	Dec 2006

(a)	Interest Rate and Exchange Rate Risk

Interest rate risks mainly relate to that part of the foreign debt borrowed at floating rates. The foreign currency debt is largely subject to fluctuations in the London Interbank Offered Rate — LIBOR. That portion of local currency denominated debt that is subject to floating rates is linked to the Long Term Interest Rate — TJLP, fixed quarterly by the Brazilian Central Bank. We have used derivative instruments to protect ourselves against fluctuations in the LIBOR rate.

There is an exchange rate risk associated with our foreign currency denominated debt. On the other hand, the majority of our revenues is denominated in, or automatically indexed to, the U.S. dollar, while the majority of our costs is denominated in reais. This provides a natural hedge against any devaluation of the Brazilian real against the U.S. dollar. When events of this nature occur, the immediate negative impact on foreign currency denominated debt is offset over time by the positive effect of devaluation on future cash flows.

With the floating exchange rate regime in Brazil, we adopt a strategy of monitoring market fluctuations, using derivatives to protect against specific risks from exchange rate variation.

From time to time we enter into foreign exchange derivative swap transactions seeking to change the characteristics of our real-denominated cash investments to US dollar-indexed instruments. The extent of such transactions depends on our perception of market and currency risk, but is never speculative in nature. All such operations are marked-to-market at each balance sheet date and the effect included in financial income or expense. During the periods presented our use of such instruments was not significant.

(b)	Commodity Price Risk

We also use derivative instruments to manage exposure to changing gold prices and to ensure an average minimum profit level for future and alumina production. However, they may also have the effect of eliminating potential gains on certain price increases in the spot market. We manage our contract positions actively, and the results are reviewed at least monthly, allowing adjustments to targets and strategy to be made in response to changing market conditions.

In the case of gold and alumina derivatives, our policy has been to settle all contracts through cash payments or receipts, without physical delivery of product.

13	Subsequent Event

On April 1, 2004, we obtained a syndicated loan in the amount of $ 300 million. The loan has a term of seven years and bears interest at 6-month LIBOR plus 0.7% per annum.

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
Date: August 10, 2004	By:	/s/ Fabio de Oliveira Barbosa
Fabio de Oliveira Barbosa
Chief Financial Officer